Sub-Item 77Q2


Nuveen Global Value Opportunities Fund

333-134437
811-21903


Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the following Form 3 and Forms 4, Statement of Changes in Beneficial Ownership, were filed late on behalf of the officers listed below.


OFFICER:

Michael Hart:

* Filed an amended Form 4 on February 21, 2013, accession number 0001225208-13-005008; the date of the original transaction was August 31, 2012, the original Form 4 was filed on September 5, 2012.

Ariane Mahler:

* Filed a late Form 3 on January 11, 2013, accession number 0001225208-13-001361; the date of the original transaction was April 1, 2012.

* Filed a late Form 4 on January 11, 2013, accession number 0001225208-13-001393; the date of the original transaction was April 25, 2012.